

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2024

Brian Riley
Chief Financial Officer
Principal Credit Real Estate Income Trust
711 High Street
Des Moines, IA 50392

> **Re: Principal Credit Real Estate Income Trust**
> **Registration Statement on Form 10-12G**
> **Filed September 6, 2024**
> **File No. 000-56670**

Dear Brian Riley:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No.1 to Registration Statement on Form 10-12G filed September 6, 2024

Financing Arrangements, page 13

1. We note your response and revisions to prior comment 3. Please revise your discussion in this section to further explain your match funding strategy, including your plan to match interest rates and foreign currencies, as well as your strategy to match terms, as described in your risk factors on pages 72 and 85 and other disclosures on pages 108 and 109. Please also elaborate on circumstances in which you would choose not pursue a match-funded strategy, as referenced on pages 85 and 108.

Item 1. Business
Investment Company Act Considerations, page 14

2. At page 8, the Company states: "[w]e may also seek to structure subordinate debt in the form of preferred equity investments." Please revise the discussion under *Investment Company Act Considerations* to state how the Company intends to classify such preferred equity investments for purposes of adherence to Section 3(c)(5)(C) of the Investment Company Act, and explain supplementally the basis for such classification.

Anchor Investment and Repurchase Terms, page 24

3.   We note your response to prior comment 5. Please revise here to clarify, consistent with your supplemental response, that the Anchor Investors' right to request the repurchase of shares exists pursuant to their contractual agreements with the Company and not the Repurchase Plan, but that the aggregate number of shares the Company may repurchase from the Anchor Investors is determined with reference to the amount of repurchases from other shareholders pursuant to the Repurchase Plan. Please also clarify in the prospectus whether Class A shares could be repurchased up to the amount equal to the 5% cap if the Company, in its discretion, determines to repurchase fewer shares in any calendar quarter than have been requested to be repurchased as described on page 25. For example, address whether the Company can exercise its discretion to repurchase fewer shares than have been requested in a given quarter and thereby increase the amount available under the 5% cap to allow Anchor Investors to have a greater number of shares repurchased than would have been the case absent the Company's exercise of such discretion.

Item 1A. Risk Factors, page 57

4.   We note the Company states that it may make investments through joint ventures. Specifically, at page 90, the Company states:

"Generally, we expect the level of control we have with respect to any joint venture will correspond to our economic interest in such joint venture. We will not participate in joint ventures in which we do not have or share control to the extent that we believe such participation would potentially threaten our status as a non-investment company exempt from the Investment Company Act."

Please discuss supplementally the structure of any such joint venture investments, the nature of the co-participants in any such joint ventures, and the manner of the Company's participation in any such joint ventures. Please also discuss whether the Company's interests in such joint ventures are (or will be) investment securities in the hands of the Company for purposes of Section 3(a)(2) of the Investment Company Act.

5.   Please add a risk factor to disclose that Investment Company Act limitations may prevent the company from making additional loans to existing borrowers or with respect to particular properties in order to maintain its Section 3(c)(5)(C) exemption under the Investment Company Act, which may exacerbate the company's losses if borrowers are undergoing financial distress or such properties require additional investment in order to maintain economic viability.

NAV and NAV Per Share Calculation, page 134

6.   We note your response to prior comment 10. Please revise the Registration Statement here to describe how you will inform investors of a prior quarter's NAV in connection with your share repurchase plan.

General

7.   We acknowledge your response to prior comment 12. We note that the Company intends

to originate, acquire, finance, manage and dispose of a portfolio of primarily commercial real estate ("CRE") debt investments, including senior mortgage loans, subordinated debt and other similar investments. We also note that Principal Real Estate has prior performance advising various "other principal accounts" of debt investments, that invested in assets similar to those which the Company will acquire. In addition, information on your website emphasizes the significant experience of Principal Real Estate as an investor or advisor in the private debt market, and that it has operated a Private Debt Strategy series for almost a decade. Because the Company is a blind pool with no operating history, and Principal Real Estate appears to have significant experience with programs that may have similar investment objectives, as you have disclosed in your filing, we continue to believe that you should include prior performance disclosure for programs with similar investment objectives.

8.   We note disclosures that certain events are tied to Initial Retail Closing of your private offering, including for example, the commencement of your operations and the sponsor's advancement of operating expenses, among others. Please disclose the anticipated timing of the Initial Retail Closing, as well as the anticipated timing of purchases by the Anchor Investors and investors in Class E shares, to the extent practicable.

9.   We note the Adviser is entitled to be paid a Performance Fee. Please revise the disclosure to state that the payment of any Performance Fee will be consistent with the requirements set forth in Rule 205-3 under the Investment Advisers Act of 1940, as amended, including that the Company will be a "qualified client" as defined in Rule 205-3.

10.   We note that the company states it may rely on Section 3(c)(6) of the Investment Company Act and that the majority of its subsidiaries may rely upon Section 3(c)(5)(C) of the Investment Company Act with reference to SEC staff no-action positions and other guidance. Please confirm that, in relying on Sections 3(c)(6) and 3(c)(5)(C) of the Investment Company Act, the company will comply with applicable conditions and representations of the SEC staff no-action positions and Commission and SEC staff interpretive guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel B. Honeycutt